                             SEC FILE NUMBER 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 2003
                 --------------

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F    A    Form 40-F
                ------

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes          No     A
          ------      ----------

      (If "Yes is marked indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2(b): 82-         .)
                                                       ---------

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 23 September 2003                        FLETCHER CHALLENGE FORESTS LIMITED


                                              /s/ P M GILLARD


                                              P M GILLARD
                                              SECRETARY
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(FLETCHER CHALLENGE FORESTS LOGO)


                                  NEWS RELEASE
================================================================================

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



                         NEW UNSOLICITED OFFER RECEIVED

Auckland, 23 September 2003 - Fletcher Challenge Forests announced today that Kiwi Forests Group Limited has submitted a new unsolicited offer to purchase the Company's entire forest assets.

The key elements of Kiwi Forests Group's new offer are:

      - Evergreen Forests Limited is no longer a participant in the Kiwi Forests Group consortium, but Prudential Timber Investments Inc. remains a party

      - The new offer is for NZ$725 million, all in cash (the prior offer was for NZ$550 million in cash plus new shares to be issued by Evergreen Forests Limited)

      - The new offer is subject to the parties agreeing a sale and purchase agreement, confirmatory due diligence and Overseas Investment Commission approval, and final approval of the sale and purchase agreement and related documentation by the Board of Kiwi Forests Limited


Fletcher Challenge Forests is evaluating the bid and is considering what action to take in relation to it. The Company expects to make an announcement of its decision within two weeks.

                                                                            Ends


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TO:          BUSINESS EDITOR          From:                Paul Gillard
                                      Company Secretary & General Counsel
Fax/Email:   AUTO                     FLETCHER CHALLENGE FORESTS LTD

                                      Telephone:           64-9-571 9846
                                      Fax:                 64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.